UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 28, 2015

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Carlos Almagro, Investor Relations

calmagro@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucía Domville lucia.domville@grayling.com Tel: (646) 284-9416

TGS Announces Results for the First Quarter 2015

ended March 31, 2015

FOR IMMEDIATE RELEASE: Tuesday April 28, 2015

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported today a net income of Ps. 45.0 million, or Ps. 0.057 per share (Ps. 0.283 per ADS), for the first quarter ended March 31, 2015, compared to a comprehensive loss of Ps. 77.7 million, or Ps. 0.098 per share (Ps. 0.489 per ADS), in the same period of 2014, representing a positive variation of Ps. 122.7 million.

Operating profit was Ps. 180.9 million in the first quarter of 2015, compared to Ps. 348.8 million in the same period of 2014, a decrease of 48.1%. It is worth highlighting that the operating profit of the Natural Gas Transportation business segment continued with its growing deterioration, which was negative in the first quarter of 2015 due to the lack of a tariff adjustment that permits a revenue recomposition to face the growing operating cost.

In April 2014 the ENARGAS (the National Gas Regulatory Body) published Resolution No. I-2852. It established new rate schedules, including stepped increases to the natural gas firm and interruptible transportation rates, which was a partial implementation of the transitional agreement signed between TGS and the UNIREN on October 8, 2008, and which was ratified through the Decree No. 1,918/09 (the “2008 Transitional Agreement”). The new tariff charts only partially contemplate the stipulations of the 2008 Transitional Agreement, and constitutes the first increase granted since 1999. As a result, the Company has lodged administrative and legal actions to complete implementation of the 2008 transitional agreement.

Additionally, the natural gas liquids (“Liquids”) Production and Commercialization business segment has been impacted by the decrease in international prices. This effect was partially offset by the lower withholding tax on exports attributable to the changes made by the Argentine Government regarding the variable export tax regime. This change applies to the exports of propane, butane and natural gasoline starting the first quarter of 2015.

The positive variation of the comprehensive income was mainly due to the decrease in the net negative financial results of Ps. 355.5 million, given a lower foreign exchange loss recorded in the first quarter of 2015. This positive impact is derived from lower foreign exchange variation and TGS’ U.S. dollar denominated net liability position, which includes the financial debt obtained to finance the acquisition of its fixed assets (90% of which correspond to the Natural Gas

Transportation business segment).

First Quarter 2015 vs. First Quarter 2014

For the first quarter ended March 31, 2015, TGS posted total net revenues of Ps. 965.8 million, compared to Ps. 1,240.1 million recorded in the same period of 2014.

The Natural Gas Transportation business segment represented approximately 22% and 14% of TGS’ total revenues during the first quarter of 2015 and 2014, respectively. Following the implementation of the Public Emergency Law No. 25,561 in 2002, TGS received an increase only for its regulated natural gas transportation tariff. The new rate schedule established a cumulative increase of 20% starting August 1, 2014. The publication of the tariff chart partially implements the 2008 Transitional Agreement, and states that the increase should have been effective as of September 1, 2008. The changes introduced in the tariff chart have not been enough to address the problem, as the implemented increase is insignificant compared to the unrelenting operating cost increase since 1999. As a result, the Company has filed judicial and administrative appeal against the breach of the aforementioned agreement.

This business segment is subject to the ENARGAS regulation.

Natural Gas Transportation revenues are mainly derived from firm contracts, under which pipeline capacity is reserved and paid, regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government in order to expand the capacity of the Argentine natural gas transportation pipeline system. In addition, in November 2005 ENARGAS created the Charge for Access and Use (“CAU”) to compensate TGS for the operation and maintenance of the Natural Gas Transportation assets, mainly related to the pipeline expansions owned by the Gas Trusts. The CAU has not been modified since its creation; thus, the Company has requested ENARGAS to adjust it to reflect the operating costs increases.

The Natural Gas Transportation business segment revenues increased Ps. 47.1 million in the first quarter of 2015, when compared to the first quarter of 2014. This increase is mainly explained by higher natural gas transportation services to export customers and the impact of new rate schedules approved by Resolution I-2852 for natural gas transportation tariffs, which had remained unchanged for fifteen years.

The Production and Commercialization of Liquids segment revenue decreased by Ps. 310.5 million in the first quarter of 2015 compared with the same period of the previous year, mainly due to the fall in international prices, which started in the fourth quarter of 2014, and have continued thus far in 2015. This negative effect was partially offset by an increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar and an increase in the volumes exported by TGS’ own account.

Liquids Production and Commercialization revenues accounted for approximately 71% and 80% of the total revenues in the first quarters of 2015 and 2014, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. The Company commercializes Liquids for its own account and also on behalf of TGS’ clients.

Other Services revenues decreased by Ps. 10.9 million in the first quarter of 2015 compared to the same period of 2014, primarily due to lower telecommunication and compression of natural gas services rendered during the first quarter 2015. Both effects were partially compensated by higher midstream services and steam generation services.

The Other Services business segment includes midstream and telecommunication activities. As a percentage of the Company’s total net revenues, this segment accounted for approximately 7% and 6% of the net revenues in the first quarter of 2015 and 2014, respectively.  Midstream services include natural gas treatment, separation, and removal of impurities from the natural gas stream, as well as natural gas compression, rendered at the wellhead typically for natural gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance of pipelines and compressor plants services, as well as steam generation for electricity production. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Cost of sales and administrative and selling expenses were Ps. 785.6 million in the first quarter of 2015, representing a Ps. 107.8 million decrease from the same period of 2014. This variation is mainly attributed to lower tax on export charges and the price reduction of the natural gas purchased as Replenishment Thermal Plant (RTP) for the Cerri Complex. Resolutions No. 1,077/2014 issued by the Ministry of Economy and Finance and No. 60/2015 issued by the Federal Energy Bureau introduced changes to the tax rate applicable to the withholding tax on exports of propane, butane and natural gasoline. After the enactment of these modifications, the minimum tax rate is 1%.

Both effects were partially offset by higher labor costs and an increase of the maintenance of property, plant and equipment expenses.

Net financial expense was Ps. 110.7 million in the first quarter of 2015, compared to Ps. 466.2 million reported in the same period of 2014. This positive variation of Ps. 355.5 million is mostly attributable to the slowing depreciation of the Argentine peso and the lower net monetary position in US dollars, after the payment of the first amortization in May 2014 of the TGS’ financial debt, during the first quarter of 2015.

As of March 31, 2015, the foreign exchange rate was Ps. 8.822 per US dollar, showing a 3.2% of increase with respect to the exchange rate at the end of 2014. Meanwhile, during the first quarter 2014, Argentine peso depreciated a 22.7% (or Ps. 1.48 = US$ 1.00).

Liquidity and Capital Resources

The net decrease of Ps. 166.3 million in Cash and Cash equivalents was mainly due to the cash flows used in operating activities by Ps. 75.7 million, driven mainly by the payment of trade payables. In addition, cash flows used in investing activities were Ps. 93.7 million.

Please see the attached tables for additional financial and operating information.

TGS operates a natural gas pipeline system of approximately5,600 miles, with a current firm contracted capacity of approximately 2.8 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is listed on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A.

and a subsidiary, which altogether hold 50% of CIESA’s Common Stock and (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) who has a trust shareholding of 40%. The remaining 10%is held by and (iii) PEPCA S.A. (formerly EPCA S.A.), which belongs to Pampa Energía S.A.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Transportadora de Gas del Sur S.A.

Financial and Operating Data for the three-month periods ended March 31, 2015 and 2014

(In millions of Argentine pesos, except for per share and per ADS information in pesos or where otherwise indicated)

Consolidated Statements of Comprehensive Income	1st. quarter	
	2015	**2014**
Net Revenues	**965.8**	**1,240.1**
Natural Gas Transportation	215.9	168.8
Liquids Production and Commercialization	683.4	993.9
Other Services	66.5	77.4
Costs of sales	**(649.4)**	**(628.9)**
Operating costs	(588.7)	(570.5)
Depreciation	(60.7)	(58.4)
Gross Profit	**316.4**	**611.2**
Administrative and Selling Expenses	(136.2)	(264.5)
Other Operating Results	0.7	2.1
Operating profit	**180.9**	**348.8**
Net Financial Results	(110.7)	(466.2)
Share of profit / (loss) from associates	0.0	(1.1)
Total comprehensive income / (loss) before Income Tax	**70.2**	**(118.5)**
Income Tax (expense) / income	(25.2)	40.8
Total comprehensive income / (loss) for the period	**45.0**	**(77.7)**
Earnings per share	0.057	(0.098)
Earnings per ADS	0.283	(0.489)

Operating Data

Transmission Volumes (millions of cfd)		
Average firm contracted capacity	2,825.2	2,864.0
Average deliveries	1,974.1	2,094.1
Processing sales (thousands of short tons)		
Ethane	81.1	92.8
Propane and Butane	176.5	185.5
Natural Gasoline	31.3	28.5

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the three-month periods ended March 31, 2015 and 2014

(In millions of Argentine pesos)

Breakdown of Net Financial Results

for the three-month periods ended March 31, 2015 and 2014

 (In millions of Argentine pesos)

Exhibit III

Exhibit IV

Transportadora de Gas del Sur S.A.
Consolidated Statement of Cash Flows for the three-month periods ended March 31, 2015 and 2014

(In millions of Argentine pesos)

	2015	2014
Cash flows provided by operating activities		
Total comprehensive income / (loss) for the period	45.1	(77.6)
Reconciliation of net income / (loss) to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	64.1	61.9
Consumption of materials	0.9	0.5
Increase in allowances and provisions	1.3	2.6
Share of profit from associates	0.0	1.1
Interest expense accrual	65.0	81.6
Interest income on Other financial assets other than cash and cash equivalents	(11.8)	(3.4)
Income tax	25.2	(40.7)
Derivative financial instrument results	15.2	46.0
Foreign exchange loss	59.4	409.7
Changes in assets and liabilities:		
Trade receivables	(109.3)	(120.0)
Other receivables	(6.9)	(5.0)
Inventories	(7.9)	3.3
Trade payables	(124.8)	109.3
Payroll and social security taxes	(17.0)	(15.9)
Taxes payable	(11.2)	(12.6)
Income tax	(18.4)	(12.9)
Other payables	0.2	1.7
Provisions	(3.3)	0.0
Interest paid	(1.2)	(1.7)
Income tax paid	(1.0)	(11.6)
Derivative financial instruments	(44.0)	16.6
Advances from customers	4.7	58.9
Cash flows (used in) / provided by operating activities	**(75.7)**	**491.8**
Cash flows used in investing activities		
Additions to property, plant and equipment	(93.7)	(63.4)
Financial assets other than cash equivalents	0.0	18.0
Cash flows used in investing activities	**(93.7)**	**(45.4)**
Cash flows used in financing activities		
Payment of loans	(5.4)	(2.2)
Cash flows used in financing activities	**(5.4)**	**(2.2)**
Net (decrease) / increase in cash and cash equivalents	**(174.8)**	**444.2**
Cash and cash equivalents at the beginning of the year	**789.4**	**893.8**
Foreign exchange gains on cash and cash equivalents	**8.5**	**39.7**
Cash and cash equivalents at the end of the period	**623.1**	**1,377.7**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Legal and Regulatory Affairs Vice President

Date: April 28, 2015